Exhibit 5.1

800 Anacapa Street | Santa Barbara, CA 93101-2212
805-568-1151 office | 805-568-1955 fax | www.sheppardmullin.com

August 30, 2005

JAMDAT Mobile Inc.
3415 Sepulveda Blvd., Suite 700
Los Angeles, CA  90034

Re:                               Registration Statement on Form S-8

Ladies and Gentlemen:

We have acted as special counsel to JAMDAT Mobile Inc., a Delaware corporation (the “Company”), in connection with the registration on Form S-8 (the “Registration Statement”) under the Securities Act of 1933, as amended, of 4,042,516 shares of the Company’s common stock, $0.0001 par value per share (the “Shares”) issuable pursuant to the Company’s Amended and Restated 2000 Stock Incentive Plan (the “Plan”).  This opinion is being furnished in accordance with the requirements of Item 8 of Form S-8 and Item 601(b)(5)(i) of Regulation S-K.

Awards made pursuant to the Plan may consist of either (i) grants of options to purchase shares of the Company’s common stock or (ii) grants of shares of the Company’s common stock (“Stock Awards”), which may be unrestricted or may be restricted and subject to forfeiture pursuant to the terms and conditions of a Stock Award Agreement (Shares subject to such restriction and forfeiture being referred to herein as “Restricted Shares”).

We have reviewed the Company’s charter documents and the corporate proceedings taken by the Company with respect to the establishment of the Plan. With respect to the foregoing documents, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to originals of all documents submitted to us as certified or reproduced copies. We also have obtained from the officers of the Company certificates as to certain factual matters necessary for the purpose of this opinion and, insofar as this opinion is based on such matters of fact, we have relied on such certificates without independent investigation.

Based on such review, we are of the opinion that, if, as and when the Shares are issued in accordance with the Plan (and appropriate stock certificates therefor executed and delivered), and upon the satisfaction of all vesting conditions applicable to any Restricted Shares, the Shares will be validly issued, fully paid and nonassessable.

In reaching our opinion, we have assumed that with respect to Stock Awards (i) consideration in the amount of par value shall be paid in cash, property or previously provided services prior to issuance, (ii) when additional consideration is provided in the form of future services the directors’ determination of the value of such services is made without actual fraud, and (iii) all consideration for Restricted Shares shall have been received by the Company when all vesting conditions are satisfied.

We consent to the filing of this opinion letter as Exhibit 5.1 to the Registration Statement.

We express no opinion as to matters governed by any laws other than the Delaware General Corporation Law, the applicable provisions of the Delaware Constitution and reported decisions of the Delaware courts interpreting these laws.

We express no opinion on securities issued pursuant to any other registration statement of the Company.

This opinion letter is rendered as of the date first written above and we disclaim any obligation to advise you of facts, circumstances, events or developments which hereafter may be brought to our attention and which may alter, affect or modify the opinion expressed herein.  Our opinion is expressly limited to the matters set forth above and we render no opinion, whether by implication or otherwise, as to any other matters relating to the Company, the Plan, or the shares of the Company’s Common Stock issuable under the Plan.

Respectfully submitted,

/s/ Sheppard, Mullin, Richter & Hampton LLP